UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at October 27, 2008

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: October 31, 2008

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

SUCCESSFUL 2008 STUDY PROGRAM CONTINUES AT ALASKA'S PEBBLE PROJECT

October 27, 2008, Vancouver, B.C. - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX:NDM; AMEX: NAK) reports that core drilling and other study activities at the Pebble Limited Partnership's ("PLP", "Pebble Partnership" or the "Partnership") project site in southwest Alaska continue to advance. The Pebble Project remains on track to complete a Prefeasibility Study in the second half of 2009.

"The Pebble Partnership continues to make sizable investments across a broad range of technical, environmental and social disciplines to move the project forward efficiently toward the completion of a proposed development plan and the onset of permitting," said Northern Dynasty President & CEO Ron Thiessen. "The tremendous amount of work undertaken this year by geological and geotechnical drilling crews, environmental and socioeconomic consultants, as well as the site personnel that support them, has moved us that much closer to reaching our program goals."

To the end of September 2008, PLP crews had completed 141,000 feet of drilling in 215 holes. This includes 109,800 feet of drilling in 24 holes to: increase the information base about known mineralization in the Pebble East deposit; continue to delineate the Pebble East deposit; and provide detailed geo-technical information for mine planning purposes. Crews also completed 31,160 feet of drilling in 191 dedicated environmental, geotechnical and metallurgical holes. Drilling at Pebble will continue through December 2008. Following a 6 to 8-week hiatus, site activities will begin again in February 2009.

Thiessen said the Pebble Partnership, with the assistance of co-owners Northern Dynasty and Anglo American plc, has assembled a world-class mine development team to design, permit, construct and operate a modern, long-life mine at Pebble. A dedicated team of approximately 20 engineers and technical specialists (many seconded from Anglo American), as well as 58 engineering firms and other consultancies, is currently preparing a Prefeasibility Study for the project.

"While the high-grade copper-gold-molybdenum mineralization within the Pebble East zone remains open to expansion, the 2008 drill program will delineate sufficient volume and grades to allow us to finalize a Prefeasibility Study next year," Thiessen confirmed. "Similarly, the excellent progress being made by our engineering design team, our environmental study team and stakeholder outreach personnel means Pebble is on schedule to finalize a proposed development plan in 2009 and, following input from project stakeholders, apply for permits in early 2010."

Thiessen said the Pebble Partnership and Northern Dynasty expect to publish a revised mineral resource estimate for the Pebble deposit based on 2008 drilling results later this year. A significant proportion of the known mineralization at Pebble East is expected to move from an inferred to an indicated category.

While drilling continues at Pebble, other 2008 site activities are largely complete. Some 26 environmental and socioeconomic study teams visited the project site this year as part of the fifth consecutive year of comprehensive environmental baseline studies.

Northern Dynasty and subsequently the Pebble Partnership have invested more than $100 million in environmental and socioeconomic studies over the past five years, including $25 million planned for 2008. The Partnership is currently assembling an Environmental Baseline Document for Pebble, which will be submitted as part of the project's permit applications.

"The Pebble Partnership has undertaken the most expansive and comprehensive pre-permitting environmental study program in the history of mine development in Alaska, if not North America," said Northern Dynasty Chairman Robert Dickinson. "These investments will hold the project in very good stead as it prepares to enter the federal and state permitting process."

Other statistics from a busy 2008 study program at Pebble include:

•a total of 10 helicopters have flown more than 9,000 hours, moving crew and equipment from the operations base in Iliamna to various project locations;
•approximately 800 individuals have worked about 40,000 person-days, with the total number of people at site peaking at 232 in August;
•approximately 3,420 fixed wing aircraft flights have brought people and supplies into and out of Iliamna in 2008, including more than 50 groups visiting to tour the Pebble Project;
•site expenditures to the end of September total approximately $50 million, excluding environmental study costs; and
•some 90% of 2008 site expenditures (or approximately $45 million) have accrued to Alaskan firms.

"Whether you're looking at investment, jobs, supply and service contracts or revenues to government, we believe Pebble has the potential to be the next great development project in Alaska - on the scale of a Prudhoe Bay or Alyeska Pipeline," Dickinson said. "But Pebble is also making a significant contribution to the regional and state economy today, in part because of the Partnership's efforts to diligently apply local hiring and local contracting policies."

The Pebble Limited Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Under the terms of the agreement, Anglo American will fund $1.425 billion of project costs to acquire its 50% interest - including budgeted expenditures of US$140 million in 2008 and $40 million in 2007.

Study activities and program expenditures at Pebble in 2009 will be finalized in December, and are expected to be similar to those in 2008. Northern Dynasty continues to hold US$36 million in cash and has no immediate funding commitments for the Pebble Project.

Mark Rebagliati, P.Eng. has reviewed the information on the site program and Stephen Hodgson, P.Eng. has reviewed the information on the engineering programs.  Both are qualified persons who monitor Northern Dynasty's programs.

For further details on Northern Dynasty and the Pebble Project, visit our website at www.northerndynastyminerals.com and the Pebble Partnership website at www.pebblepartnership.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald Thiessen
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of prefeasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.